

Mail Stop 3561

August 2, 2016

Via E-mail
Paul C. Varga
Chief Executive Officer
Brown-Forman Corporation
850 Dixie Highway
Louisville, KY 40210

> **Re:** **Brown-Forman Corporation**
> **Form 10-K**
> **Filed June 16, 2016**
> **File No. 002-26821**

Dear Mr. Varga:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Related Person Transactions, page 57

1.   We note your disclosure of the related persons you employ. Please confirm that in future filings you will provide the disclosure required by Item 404 of Regulation S-K. For example, we note that you do not provide the approximate dollar value involved in each transaction. Please provide us with draft disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jonathan Burr at (202) 551-5833 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Michael E. Carr, Jr.
        Brown-Forman Corporation